Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Stanley Associates, Inc. (District of Columbia)

2.	Morgan Research Corporation (Alabama)

3.	Oklahoma Acquisition Corp. (Delaware)

4.	Techrizon LLC (Oklahoma)

5.	Oberon Associates Inc. (Virginia)